SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(AMENDMENT NO. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

IMPLANT TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE$.001 PER SHARE
(Title of Class of Securities)

453206 10 4

(CUSIP Number)

Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 7 Pages)

CUSIP No. 453206 10 4	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Big Eye Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES	7	SOLE VOTING POWER 79,500,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 79,500,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.48%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 453206 10 4	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Erik Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 79,500,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 79,500,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 1 to Schedule 13D amends and replaces in its entirety the Schedule 13D filed with the Securities and Exchange Commission on July 20, 2007 (the “Original Schedule 13D”) by Big Eye Capital, Inc and Erik Cooper.

Item 1.  Security and Issuer.

            This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Implant Technologies, Inc., a Minnesota Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 5353 Manhattan Circle, Suite 101, Boulder, Colorado  80303.
.
Item 2. Identity and Background.

            This statement is being filed by Big Eye Capital, Inc., an Arizona corporation (“Big Eye”). Big Eye is principally engaged in the business of consulting.  Big Eye’s business address is 2425 E. Camelback Road, Suite 950, Phoenix, Arizona  85016.

            Erik Cooper, the Issuer’s Chief Executive Officer and President, is the majority shareholder of Big Eye. Mr. Cooper has sole voting and dispositive power over the shares held by Big Eye.  Mr. Cooper has his business address at 2425 E. Camelback Road, Suite 950, Phoenix, Arizona  85016.  Mr. Cooper is a citizen of the United States.

            During the past five years, neither Big Eye nor Mr. Cooper has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 10, 2007, pursuant to a stock purchase agreement, two stockholders of the Issuer, Sanford Schwartz and Michael Friess, sold 80,000,000 shares of common stock of the Issuer to Big Eye in a private sale for $582,500.  The source of funds for the purchase price was general working capital.  As a result of this transaction, Big Eye owns approximately 80% of the Company’s issued and outstanding shares of common stock, based on 99,408,464 shares of common stock outstanding on the date of closing.

Item 4. Purpose of Transaction.

                As described above, Big Eye’s acquisition of these shares was made pursuant to the stock purchase agreement by which Big Eye acquired 80,000,000 shares of common stock of the Issuer from the two stockholders of the Issuer in a private sale for $582,500.  In connection with Big Eye’s purchase of the Issuer’s common stock, Sanford Schwartz resigned as a member of the Board of Directors of the Company, effective immediately and Michael Friess resigned as chief executive officer and director of the Company, effective immediately.  Mr. Erik Cooper was appointed as chief executive officer and director of the Company at that time. Upon completion of the transaction, Big Eye assigned 500,000 shares of common stock to its attorneys for legal services rendered.

            This acquisition and related transactions are described in the Issuer's Form 8-K with a report date of July 10, 2007 and a filing date of July 18, 2007 (the “Form 8-K”).  Except as set forth in this Item 4 and in the Form 8-K, Big Eye does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of July 18, 2007, Big Eye beneficially owned 79,500,000 or 80% of Issuer’s common stock.  Big Eye has the sole power to vote or dispose of all of its respective shares. Erik Cooper, the Issuer’s Chief Executive Officer and President, is the majority shareholder and President of Big Eye. Mr. Cooper has sole voting and dispositive power over the Issuer’s shares held by Big Eye.   Except as described in this Schedule 13D, neither Big Eye nor Mr. Cooper has effectuated any other transactions involving the Issuer’s securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Big Eye and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1

Stock Purchase Agreement, dated July 10, 2007, by and among Big Eye Capital, Inc., Implant Technologies, Inc., Sanford Schwartz and Michael Friess, is herein incorporated by reference to Exhibit 2.1 of the Form 8-K filed on July 10, 2007.

2	Joint Filing Agreement, among Big Eye Capital, Inc. and Erik Cooper, dated July 23, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

BIG EYE CAPITAL, INC.

Date: July 23, 2007	By:	/s/ Erik Cooper
Name: Erik Cooper
Title: President

Date: July 23, 2007	By:	/s/ Erik Cooper
Erik Cooper

EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Amendment No. 1 to Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value per share, Implant Technologies, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 23rd day of July, 2007.

BIG EYE CAPITAL, INC.

Date: July 23, 2007	By:	/s/ Erik Cooper
Name: Erik Cooper
Title: President

Date: July 23, 2007	By:	/s/ Erik Cooper
Erik Cooper